Mail Stop 4561

January 5, 2007

Richard Clark
BCE Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Properties Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-14916**

Dear Mr. Clark:

We have completed our review of your Form 40-F and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief